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                             November 15, 2023

       Scott McKinney
       Chief Financial Officer
       Tiptree Inc.
       660 Steamboat Road
       Greenwich, Connecticut 06830

                                                        Re: Tiptree Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022 Filed March 8, 2023
                                                            Response Filed
November 7, 2023
                                                            File No. 001-33549

       Dear Scott McKinney:

              We have reviewed your November 7, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 24,
       2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Market Opportunity, page 15

   1. Please refer to prior comment 1. We note your new disclosure on pages 57 and 61 of the
                                                        September 30, 2023 Form
10-Q that identifies the amount of Services premium
                                                        equivalents that are
not included as gross additions in the roll forward of Service and
                                                        Administrative Fees
deferred revenue. Please tell us the amount of failure to perform vehicle service
contract premiums deposited in trust accounts for 2021, 2022 and 2023 included as premium
equivalents and revise future filings to quantify this amount if material.
   2.                                                   Please refer to prior
comment 1. Please address the following:

                                                              Please clarify
your statement that    all unused funds     are returned to the obligor
                                                            company from the
trust account    and specifically tell us if this means that certain
 Scott McKinney
Tiptree Inc.
November 15, 2023
Page 2
              failure to perform vehicle service contract premiums deposited in trust accounts are never recognized as revenue based on the terms of the contract. If so, please tell us in more detail the facts and circumstances related to these amounts and quantify these amounts for 2021, 2022 and 2023.

                If certain premiums will never be recognized as revenue based on the terms of the contract, please tell us in detail and revise future filings to disclose this fact and explain why you believe these premiums are relevant for investors and should be included as premium equivalents.


       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameScott McKinney                                 Sincerely,
Comapany NameTiptree Inc.
                                                                 Division of
Corporation Finance
November 15, 2023 Page 2                                         Office of
Finance
FirstName LastName